EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 3, 2022, except as to Note 23 which is as of December 12, 2022, relating to the consolidated financial statements of Altisource Portfolio Solutions S.A. and Subsidiaries (the “Company”) as of and for the year ended December 31, 2021 (which report expresses an unqualified opinion on the consolidated financial statements and an emphasis of matter paragraph related to concentration of revenue and uncertainties), included in the annual report on Form 10-K of the Company for fiscal year ended December 31, 2022. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Mayer Hoffman McCann P.C.

December 28, 2023

St. Petersburg, Florida